Mail Stop 4561

May 1, 2009

Penny Green, Chief Executive Officer
Sound Revolution Inc.
925 West Georgia Street, Suite 1820
Vancouver, British Columbia
Canada V6C 3L2

      Re: **Sound Revolution Inc.**
             Form 8-K Filed April 14, 2009
             File No. 333-118398

Dear Ms. Green:

      We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

      Sincerely,

      Craig Wilson
      Senior Assistant Chief Accountant